Exhibit 99.2

BLUE GOLD LIMITED

FINANCIAL STATEMENTS FOR THE SIX

MONTHS ENDED JUNE 30, 2025 AND 2024

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2025	December 31, 2024
	(Unaudited)
Assets
Current assets
Cash	$307,699	$170,557
Prepaid expenses and other current assets	385,500	259,854
Other receivables	10,385	2,262
Accounts Receivable - related party, net	90,499	—
Total current assets	794,083	432,673
Property, plant and equipment, net	2,898,476	2,913,509
Mineral rights	30,100,000	30,100,000
Total assets	$33,792,559	$33,446,182

Liabilities
Current liabilities
Accounts payable	$5,360,816	$1,847,858
Accounts payable- related party, net	397,716	2,101,113
Accrued expenses and other current liabilities	1,940,556	936,289
Advances payable	648,000	648,000
Convertible notes payable	3,183,579	2,472,848
Total current liabilities	11,530,667	8,006,108
Warrants liabilities	2,185,000	—
Royalty obligation	2,700,000	2,700,000
Contingent consideration liability	17,100,000	17,100,000
Asset retirement obligation	14,808,000	13,937,000
Total liabilities	48,323,667	41,743,108
Commitments and contingencies (Note 15)

Stockholders’ deficit
Stockholders’ equity deficit
Class A ordinary Shares, $0.0001 par value; 200,000,000 authorized and 32,818,077 and 9,776,421 issued and outstanding at June 30, 2025, and December 31, 2024, respectively	3,282	978
Additional paid in capital	7,038,156	3,716,962
Subscription receivables	(1,980,727)	—
Accumulated deficit	(19,808,254)	(11,972,315)
Accumulated other comprehensive loss	216,435	(42,551)
Total stockholders’ deficit	(14,531,108)	(8,296,926)
Total liabilities and stockholders’ deficit	$33,792,559	$33,446,182

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months ended	Six Months ended
	June 30, 2025	June 30, 2024

Operating expenses
General and administrative expenses	$3,117,588	$407,575
Merger and acquisition expenses	1,319,046	903,293
Plant maintenance costs	478,625	2,873,195
Accretion of asset retirement obligations	871,000	207,400
Depreciation	17,977	—
Total operating expenses	(5,804,236)	(4,391,463)

Other Income (Expense)
Interest Expense	(121,656)	(25,334)
Related party interest Income (Expense)	44,953	11,732
Change in fair value of liabilities	(1,955,000)	—
Total Other Income (expense)	(2,031,703)	(13,602)
Net loss	$(7,835,939)	$(4,405,065)

Weighted average common shares outstanding - basic and diluted	12,851,771	8,990,123

Income per common share - basic and diluted	$(0.61)	$(0.49)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

	Class A Ordinary Shares		Additional Paid- In	Accumulated	Subscription	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Receivable	Income	Deficit
Balance at December 31, 2024	108,746,245	$-	$3,717,940	$(11,972,315)	$—	$(42,511)	$(8,296,926)
Retroactive application of Business Combination (Note 1)	(98,969,824)	978	(978)	—	—	—	—
Balance at December 31, 2024	9,776,421	$978	$3,716,962	$(11,972,315)	$—	$(42,511)	$(8,296,926)
Issuance of ordinary shares	1,117,798	111	4,851,112	—	(1,980,727)	—	2,870,496
Conversion of convertible notes	555,781	56	2,472,792	—	—	—	2,472,848
Issuance of shares in business combination	8,750,186	875	(4,001,448)	—	—	—	(4,000,573)
Conversion of preference shares	12,185,000	1,219	(1,219)	—	—	—	—
Issuance of ordinary shares for services	432,891	43	(43)	—	—	—	—
Currency translation adjustment	—	—	—	—	—	258,986	258,986
Net loss	—	—	—	(7,835,939)	—	—	(7,835,939)
Balance at June 30, 2025	32,818,077	$3,282	$7,038,156	$(19,808,254)	$(1,980,727)	$216,435	$(14,531,108)

	Class A Ordinary Shares		Additional Paid- In	Accumulated	Other Comprehensive	Total Stockholders’
	Shares	Amount	Capital	Deficit	Income	Deficit
Balance at December 31, 2023	8,990,123	$—	$—	$(334,678)	$—	$(334,678)
Retroactive application of Business Combination (Note 1)	—	899	(899)	—	—	—
Balance at December 31, 2023	8,990,123	$899	$(899)	$(334,678)	—	$(334,678)
Currency translation adjustment	—	—	—	—	(16,818)
Net loss	—	—	—	(4,405,065)		(4,405,065)
Balance at June 30, 2024	8,990,123	$899	$(899)	$(4,739,743)	$(16,818)	$(4,756,561)

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLUE GOLD LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2025	2024
Cash Flows from Operating Activities:
Net loss	$(7,835,939)	$(4,405,065)
Adjustment to reconcile net loss to cash used in operating activities:
Accretion of asset retirement obligation	871,000	207,400
Depreciation	17,977	—
Non-Cash Interest Expense	458,619	—
Change in fair value of liabilities	1,955,000	—
Operating and prepaid expenses paid by related party	—	1,367,649
Compensation expense	362,093	—
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(125,529)	(38,459)
Other receivables	(7,481)	(1,012)
Accounts receivable – related party	(90,499)	—
Accounts payable	664,371	2,925,359
Accounts payable – related party	(1,313,336)	(2,705,019)
Accrued expenses and other liabilities	544,712	462,816
Net cash used in operating activities	(4,499,012)	(2,186,331)

Cash Flows from Investing Activities:
Capitalized asset acquisition costs	—	—
Purchase of fixed assets	(2,798)	—
Net cash used in investing activities	(2,798)	—

Cash Flows from Financing Activities:
Proceeds from convertible notes	1,823,243	2,217,089
Proceeds from Business Combination	13,264	—
Issuance of Ordinary Shares	2,870,496	—
Net cash used in financing activities	4,707,003	2,217,089
Effect of exchange rate changes on cash and cash equivalents	(68,051)	(8,740)
Net increase in cash	137,142	22,018
Cash and cash equivalents, beginning of period	170,557	—
Cash, end of period	$307,699	$22,018

Supplemental cash flow information:
Interest paid	$36,406	$—
Taxes paid	$—	$—

Noncash investing and financing activities:
Acquisition of Mineral rights in exchange for certain obligations	$—	$323,600,000
Acquisition of Property, plant and equipment, net in exchange for certain obligations	$—	$44,600,000
Assumption of royalty payable in exchange for mineral rights and property, plant and equipment, net	$—	$338,200,000
Assumption of contingent consideration liability in exchange for mineral rights and property, plant and equipment, net	$—	$17,100,000
Assumption of asset retirement obligation in connection with obtaining mineral rights and property, plant and equipment	$—	$12,900,000
Accounts payable, accrued liabilities and other current liabilities combined	$3,013,837	$—
Convertible notes payable combined	$770,000	$—
Warrant liabilities combined	$230,000	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF OPERATIONS

Blue Gold Limited (the “Company”, “BGL”), a Cayman Islands exempted company limited by shares was formed for the purpose of becoming the ultimate parent company following the transactions contemplated in the business combination.

On December 5, 2023, Blue Gold Limited, Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares formerly known as RCF Acquisition Corp. (“Perception”), and Blue Gold Holdings Limited, a private company limited by shares formed under the laws of England and Wales (“BGHL”), entered into a Business Combination Agreement (as it may be amended and/or restated from time to time, the “Business Combination Agreement”).

On June 25, 2025 (the “Closing Date”), Blue Gold Limited, consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025 and June 10, 2025, by and among the Company, Perception and BGHL (as amended and restated, the “BCA”) (See Note 4).

Following the Business Combination, BGL’s Ordinary Shares and Warrants are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BGL” and “BGLWW”, respectively.

The Company has one wholly owned subsidiary; Blue Gold (Cayman) Limited (“BGCL”). BGCL has one wholly owned subsidiary; BGHL, an England and Wales private limited liability company, formed on November 9, 2023 to develop, finance, license, and operate gold mines in Ghana and elsewhere. BGHL has one subsidiary; Blue Gold Bogoso Prestea Ltd. (“BGBPL”), a company incorporated in Ghana on January 26, 2024.

2. LIQUIDITY AND GOING CONCERN

Since inception, BGL’s primary sources of liquidity have been cash flows from advances provided by affiliated companies, as well as funds generated from the issuance of Ordinary Shares and convertible notes. For the six months ended June 30, 2025, BGL reported an operating loss of $7.8 million and cash flows used in operations of $4.5 million. As of June 30, 2025, BGL had an aggregate cash and cash equivalents balance of $307,699 and a net working capital deficit of $10.7 million.

The funding of BGL’s future capital requirements will depend on many factors, including BGL’s revenue growth rate, the timing and extent of spending to support the restart of the Bogoso Prestea Mine and further exploration activities. To finance these activities, BGL will need to raise additional or alternative capital from outside sources. While there can be no assurances, BGL currently intends to raise such capital through issuances of additional equity, debt finance, trade finance, and/or offtake finance. BGL may not be able to raise capital on terms acceptable to BGL or at all. If BGL is unable to raise additional capital when at the time or in amounts necessary, BGL’s business, results of operations and financial condition will be materially and adversely affected.

As a result of the above, in connection with BGL’s assessment of going concern considerations in accordance with Financial Accounting Standard Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern,” management has determined that BGL’s liquidity condition raises substantial doubt about BGL’s ability to continue as a going concern for the next twelve months and thereafter. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should BGL be unable to continue as a going concern.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). References to GAAP issued by the FASB in these accompanying notes to the condensed consolidated financial statements are to the FASB Accounting Standards Codification (“ASC”).

The accompanying condensed consolidated financial statements are stated in United States Dollars unless otherwise stated.

Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of BGL and its subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign currency translation and transactions

BGL’s reporting currency is the U.S. dollar. The functional currency of each entity in the group is the currency of the primary economic environment in which it operates. Transactions in foreign currencies are initially recorded into functional currency at the rates of exchange prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured into functional currency at the rates of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are remeasured to the functional currency at exchange rates that prevailed on the date of inception of the transaction.

BGL translates the financial statements from the local (functional) currency into US Dollars using the year or reporting period end or average exchange rates in accordance with the requirements of Accounting Standards Codification subtopic 830-10, Foreign Currency Matters (“ASC 830-10”). Assets and liabilities are translated at exchange rates as of the balance sheet date. Expenses are translated at average rates in effect for the periods presented. Translation gains and losses resulting from re-measurement from functional to reporting currency are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

Gains and losses resulting from transactions denominated in a currency other than the functional currency of the entity are included in general and administrative expenses in the condensed consolidated statements of operations using the average exchange rates in effect during the period.

BGL, through its subsidiary BGBPL, holds certain long-lived assets in Ghana including the mineral assets. Ghana has experienced economic instability and the Ghanian government has implemented various monetary policies. Ghana has also experienced high rates of inflation over the past several years. BGL applies hyper-inflationary accounting to Ghana in accordance with the guidelines in ASC 830, “Foreign Currency.” A hyper-inflationary economy designation occurs when a country has experienced cumulative inflation of approximately 100 percent or more over a 3-year period. The hyper-inflationary designation requires the local subsidiary in Ghana to record all transactions as if they were denominated in U.S. dollars. The subsidiary in Ghana has not generated revenue through the date of this report and total net currency exchange losses were not significant.

Use of Estimates

The preparation of the accompanying condensed consolidated financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are adjusted to reflect actual experience when necessary. Significant estimates made by management include, but are not limited to, valuation of mineral rights, valuation of royalty liabilities, contingent consideration, reserve volumes and future net revenues associated with mine resources and the asset retirement obligations.

The Life of Mine model (“LoM”), which has been used as the basis for calculating the mineral rights value and the royalty liability value is prepared to a Scoping Study level. The LoM is preliminary in nature and there is a high degree of uncertainty over the assumptions made. The LoM is solely based on Measured and Indicated Resources which are considered too speculative geologically to have economic considerations applied to them that would allow them to be categorized as mineral reserves, and there is no certainty that the LoM will be realized.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. BGL’s CODM is the chief executive officer, who has ultimate responsibility for the operating performance of BGL and the allocation of resources. The CODM reviews the assets, operating results, and financial metrics for BGL as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that there is only one reportable segment. The CODM assesses performance for the single reportable segment and decides how to allocate resources based on operating expenses that also is reported on the statement of operations as net income. The measure of segment assets is reported on the balance sheet as total assets. When evaluating BGL’s performance and making key decisions regarding resource allocation, the CODM reviews several key metrics included in operating expenses and cash and cash equivalents.

Operating expenses, inclusive of general and administrative costs and sales and marketing costs, are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to fund operations. The CODM also reviews operating expenses to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and the budget. The categories of operating expenses, as reported on the statement of operations, are the significant segment expenses provided to the CODM on a regular basis.

Concentration of Risk

BGL’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash. BGL places its cash with financial institutions of high credit worthiness. At times, its cash with a particular financial institution may exceed any applicable government insurance limits. BGL’s management plans to assess the financial strength and credit worthiness of any party to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Cash and cash equivalents

Cash is comprised of cash in the bank which is subject to an insignificant risk of changes in value. BGL considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At June 30, 2025 and December 31, 2024, cash amounted to $307,699 and $170,557, respectively. There were no cash equivalents at June 30, 2025 and December 31, 2024.

Property, Plant and Equipment

The value of property, plant and equipment (“PP&E”), including land, buildings and processing equipment, that were acquired as part of the Asset Acquisition (See Note 6) are recorded at a relative fair value assessed at the time of the acquisition less depreciation. Any additional PPE acquired, and any expenditures that extend the life of such assets are recorded at historical cost, including direct acquisition costs, less depreciation and impairment losses. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Capital work in progress is recorded at cost less impairment losses but is not depreciated until it is in use and transferred into other PPE classifications.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to BGL and the cost of the item can be measured reliably. All other repairs and maintenance costs are charged to profit or loss during the financial period in which they are incurred.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Depreciation

Depreciation for mobile equipment and other assets is computed using the straight-line method at rates calculated to depreciate the cost of the assets, less their anticipated residual values, if any, over their estimated useful lives as follows:

Vehicles	5 years
Other Equipment	2 years
Computer and accessories	2 years

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

BGL evaluates the carrying value of property, plant and equipment and finite-lived intangible assets whenever a change in circumstances indicates that the net carrying value may not be recoverable from the entity-specific undiscounted future cash flows expected to result from our use of and eventual disposition of a long-lived asset or asset group. Events or circumstances that could trigger an impairment review of a long-lived asset or asset group include, but are not limited to: (i) a significant decrease in the market price of the asset, (ii) a significant adverse change in the extent or manner that the asset is used or in its physical condition, (iii) a significant adverse change in legal factors or in the business climate that could affect the value of the asset, (iv) an accumulation of costs significantly in excess of original expectation for the acquisition or construction of the asset, (v) a current period operating or cash flow loss combined with a history of operating or cash flow losses or a forecast of continuing losses associated with the use of the asset and (vi) a more-likely-than-not expectation that the asset will be sold or disposed of significantly before the end of its previously estimated useful life. If an impairment exists, the net carrying values are reduced to fair values. BGL estimates the fair values of these long-lived assets by performing a discounted future cash flow analysis for the remaining useful life of the asset, or the remaining useful life of the primary asset in the case of an asset group. An individual asset within an asset group is not impaired below its estimated fair value. There were no impairments recorded as of June 30, 2025 and December 31, 2024.

Mineral Rights and Amortization

Amortization of Mineral Rights (“Mine Properties”), buildings, leasehold land and plant and machinery (collectively the “mineral assets”) is provided for using the unit-of-production method with separate calculations made for each mineral resource.

The calculation of the units-of-production rate of amortization could be impacted to the extent that actual production in the future differs from current forecasted production resulting in possible revision to the estimate of total resources to be produced.

The carrying values of the mineral rights are assessed for impairment by management on an annual basis (while under development) or when indicators of impairment exist. BGL compares the carrying value of the mine assets to its estimates of undiscounted future cash flows from the underlying resources. Should management determine that these carrying values cannot be recovered, the carrying value is compared to an estimate of fair value and the unrecoverable amounts are written off against earnings and cannot be subsequently reversed. As of June 30, 2025, as the lease termination and ensuing dispute (as described more fully in Note 15) represented a triggering event, in accordance with ASC 360, BGL compared the undiscounted cash flows of the long-lived asset group to their carrying amounts which determined there was no impairment required.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mineral Exploration Rights and Costs, Exploration, Evaluation and Development Expenditures

Exploration costs, which include maintenance, development and exploration of mineral claims, are expensed as incurred. When it is determined that a mineral deposit can be economically developed as a result of establishing proven and probable reserves and all regulatory operating permits have been secured, the costs incurred after such determination will be capitalized until the commencement of production and amortized over their useful lives. To date, BGL has not established commercial feasibility and received the necessary regulatory operating permits for any of its exploration prospects; therefore, all exploration costs are expensed.

Asset Retirement Obligation

BGL follows Financial Accounting Standards Board Accounting Standards Codification (“FASB ASC”), which established a uniform methodology for accounting for estimated reclamation and abandonment costs. FASB ASC 410 requires the fair value of a liability for an asset retirement obligation to be recognized in the period in which the legal obligation associated with the retirement of the long-lived asset is incurred or when acquired. When the liability is initially recorded, the offset is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its future value each period and charged to accretion expense, and the initial capitalized cost is amortized over the useful life of the related asset. To settle the liability, the obligation is paid, and to the extent there is a difference between the liability and the amount of cash paid, a gain or loss upon settlement is recorded.

Convertible Notes Payable

BGL and its subsidiary may enter into convertible notes, some of which contain fixed rate conversion features, whereby the outstanding principal and accrued interest may be converted by the holder into common shares at a fixed rate at the time of conversion. This results in a fair value of the convertible note being equal to a fixed monetary amount. BGL records the convertible note liability at its fixed monetary amount on the issuance date and interest expense charged over the outstanding period of the note.

Business Combination and Asset acquisition

BGL applies a screen test to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets to determine whether a transaction should be accounted for as an asset acquisition or business combination.

When an acquisition does not meet the definition of a business combination because either: (i) substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset, or group of similar identified assets, or (ii) the acquired entity does not have an input and a substantive process that together significantly contribute to the ability to create outputs, BGL accounts for the acquisition as an asset acquisition. In an asset acquisition, goodwill is not recognized, but rather, any excess purchase consideration over the fair value of the net assets acquired is allocated on a relative fair value basis to the identifiable net assets as of the acquisition date and any direct acquisition-related transaction costs are capitalized as part of the purchase consideration.

When an acquisition is accounted for as a business combination, BGL recognizes and measures the assets acquired and liabilities assumed based on their estimated fair values at the acquisition date, while transaction and integration costs related to business combinations are expensed as incurred. Any excess of the purchase consideration in excess of the aggregate fair value of the net tangible and intangible assets acquired, if any, is recorded as goodwill. For material acquisitions, BGL engages independent appraisers to assist with the determination of the fair value of assets acquired, liabilities assumed, noncontrolling interest, if any, and goodwill, based on recognized business valuation methodologies. An income, market or cost valuation method may be utilized to estimate the fair value of the assets acquired, liabilities assumed, and noncontrolling interest, if any, in a business combination. The income valuation method represents the present value of future cash flows over the life of the asset using discrete financial forecasts, long-term growth rates, appropriate discount rates, and expected future capital requirements. The market valuation method uses prices paid for a similar asset by other purchasers in the market, normalized for any differences between the assets. The cost valuation method is based on the replacement cost of a comparable asset at the time of the acquisition adjusted for depreciation and economic and functional obsolescence of the asset. The fair value of property, plant and mine development is estimated to include the fair value of asset retirement costs of related long-lived tangible assets. During the measurement period, not to exceed one year from the date of acquisition, BGL may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill if new information is obtained related to facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the period the adjustment arises.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair Value Measurement

As defined in ASC 820, Fair Value Measurements and Disclosures, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date (exit price). BGL utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. ASC 820 establishes a fair value hierarchy that participants used to measure fair value. The hierarchy gives us the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). This fair value measurement framework applies at both initial and subsequent measurement.

Level 1: Quoted prices are available in an active market for identical assets or liabilities as of the reporting data. Active markets are those in which transactions for the assets or liability occur in sufficient frequency and volume to provide information on an ongoing basis. Level 1 primarily consists of financial instruments such as exchange-traded derivatives, marketable securities and listed equities.

Level 2:Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reported date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Subsequently all these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supposed by observable level at which transactions are executed in the marketplace. Instruments in this category generally include non-exchange-traded derivatives such as commodity swaps, interest rate swaps, option and collar.

Level 3: Pricing inputs includes significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value.

The fair value of cash, prepaid expenses and other assets, advances to related parties, accrued expenses and other liabilities, and due to related parties approximates their carrying values due to their relatively short maturities. The royalty payable, contingent consideration payable and the asset retirement obligation were recorded at fair value as of the closing date of the Purchase and Assumption Agreement using level 3 inputs (Note 14).

Income Taxes

BGL accounts for income taxes in accordance with ASC Topic 740, Income Taxes. ASC 740 requires a company to use the asset and liability method of accounting for income taxes, whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion, or all, the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Under ASC 740, a tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. BGL has no material uncertain tax positions for any of the reporting periods presented.

As of June 30, 2025, a valuation allowance has been recorded for the full value of its net deferred tax asset due to the uncertainty as to the future recoverability until such time that taxable income is reasonably assured.

Warrants

The Company reviews the terms of warrants to purchase its Ordinary Shares to determine whether warrants should be classified as liabilities or stockholders’ deficit in its condensed consolidated balance sheets. In order for a warrant to be classified in stockholders’ deficit, the warrant must be (i) indexed to the Company’s equity and (ii) meet the conditions for equity classification.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

If a warrant does not meet the conditions for stockholders’ deficit classification, it is carried on the condensed consolidated balance sheets as a warrant liability measured at fair value, with subsequent changes in the fair value of the warrant recorded in other non-operating losses (gains) in the condensed consolidated statements of operations. If a warrant meets both conditions for equity classification, the warrant is initially recorded, at its relative fair value on the date of issuance, in stockholders’ deficit in the condensed consolidated balance sheets, and the amount initially recorded is not subsequently remeasured at fair value.

 Net Loss Per Share

Basic net income (loss) per share is computed by dividing the net income (loss) by the weighted average shares outstanding at the end of the period. Diluted income (loss) per share is computed by giving effect to all potential shares of common shares to the extent dilutive. For the six months ending June 30, 2025, the Company’s diluted weighted-average shares outstanding is equal to basic weighted-average shares, due to the Company’s net loss position. Hence, no common shares equivalents were included in the computation of diluted net loss per unit since such inclusion would have been antidilutive. At June 30, 2025, potentially dilutive securities include the public warrants.

Recent Accounting Pronouncements

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the FASB and United States Securities and Exchange Commission but are not yet effective and have not been adopted early by BGL. BGL does not anticipate that any of these pronouncements will have a material impact on its condensed consolidated financial statements.

4. RECAPITALIZATION

On June 25, 2025 (the “Closing Date”), Blue Gold Limited, consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024, and further amended on November 7, 2024, January 8, 2025, March 28, 2025, April 30, 2025, May 8, 2025 and June 10, 2025, by and among the Company, Perception, and BGHL (as amended and restated, the “BCA”).

The following transactions occurred pursuant to the terms of the BCA (collectively, the “Business Combination”):

●	Blue Gold Limited formed Blue Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Blue Merger Sub”), for the purpose of effectuating the business combination;

●	Perception merged with and into Blue Gold Limited, with Blue Gold Limited being the surviving entity (the “Perception Reorganization”);

●	Blue Cayman 1, an exempted company incorporated under the laws of the Cayman Islands (“BC1”), acquired the entirety of the BGHL Shares;

●	BC1 transferred the entire undertaking of BC1, including the entire share capital of BGHL to Blue Cayman 2, an exempted company incorporated under the laws of the Cayman Islands (“BC2”). The name of Blue Cayman 2 was changed to Blue Gold (Cayman) Limited;

●	Blue Merger Sub merged with and into BC2, with BC2 being the surviving entity and becoming a wholly owned subsidiary of Blue Gold Limited;

●	In connection with the Perception Reorganization, each (a) issued and outstanding Class A ordinary share, par value $0.0001 per share, of Perception (“Perception Class A Ordinary Shares”) was converted on a one-for-one basis into one newly issued Class A ordinary share, par value $0.0001, of Blue Gold Limited (the “Ordinary Shares”) and (b) outstanding and unexercised whole warrant of Perception was converted into one warrant of Blue Gold Limited (each, a “Warrant”) that entitles the holder thereof to purchase one Ordinary Share in lieu of one Perception Ordinary Share and otherwise upon substantially the same terms and conditions; and

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Blue Perception Capital LLP, a private limited partnership, delivered, on behalf of itself and the other shareholders of BC2 (collectively, the “Blue Shareholders”), all of the original certificates for BC2 common stock (the “BC2 Common Stock”) to Continental Stock Exchange, as exchange agent, and Blue Gold Limited issued and caused Continental Stock Exchange to deliver to the Blue Shareholders an aggregate of 11,450,000 Blue Gold Limited Ordinary Shares.

Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of a capital transaction in which BGHL issued stock for the net assets of PC4. The net assets of PC4 will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of BGHL.

Transaction Proceeds

Upon closing of the Business Combination, the Company received gross proceeds of $306,895 as a result of the Business Combination, offset by total transaction costs of $293,631. The following table reconciles the elements of the Business Combination to the condensed consolidated statements of cash flows and the condensed consolidated statement of changes in stockholders’ deficit for the six months ended June 30, 2025:

Cash-trust and cash, net of redemptions	$306,895
Less: transaction costs, paid	(293,631)
Net proceeds from the Business Combination	13,264

Less: accounts payable, accrued liabilities and other current liabilities combined	(3,013,837)
Less: Convertible notes payable combined	(770,000)
Less: Warrants liabilities combined	(230,000)
Reverse recapitalization, net	$(4,000,573)

The number of shares of Common Stock issued immediately following the consummation of the Business Combination were:

PC4 Class A common stock, outstanding prior to the Business Combination	9,057,927
Less: Redemption of PC4 Class A common stock	(307,742)
Class A common stock of PC4	8,750,185
PC4 Class B common stock, outstanding prior to the Business Combination	1
Business Combination Class A common stock	8,750,186
Issuance of shares related to preference shares conversion	12,185,000
Issuance of shares related to working capital agreements	432,891
BC2 Shares	11,450,000
Class A Common Shares immediately after the Business Combination	32,818,077

The number of BC2 shares was determined as follows:

	BC2 Shares	BC2’s shares after conversion ratio
Class A Common Stock issued to existing BC2 Shareholders	127,361,990	11,450,000
	127,361,990	11,450,000

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Public warrants

The 11,500,000 Public Warrants issued at the time of PC4s initial public offering remained outstanding and became warrants for the Company.

Redemption

Prior to the closing of the Business Combination, certain PC4 public shareholders exercised their right to redeem certain of their outstanding shares for cash, resulting in the redemption of 307,742 shares of PC4 Class A common stock for an aggregate payment of $3.66 million.

 5. INVESTMENT IN EQUITY SECURITY

Preferred Stock Purchase

In March 2025, BGHL entered into a Preferred Stock Purchase Agreement to purchase 110,000 preference shares of Perception Capital Corp. IV from BCMP Services Limited (“BCMP”), an entity jointly owned by the CEO of BGHL and a significant shareholder of BGHL, for a total consideration of $126,385, which was BCMP’s cost basis. In April 2025, BGHL granted options over 17,500 of these preference shares to employees at an exercise price $1.15 per preference share with an option term of five years. The Preference Shares were convertible on a 1-to-20 basis into Class A Ordinary Shares for an effective price of approximately $0.06 per Class A Ordinary Share. At the close of the Business Combination, the preference shares were converted into 2,200,000 Ordinary Shares of BGL of which options are granted over 350,000 Ordinary shares. BGHL concluded that its investment in shares are not in substance common stock and accounted for the investment at cost and subsequently eliminated in consolidation. The options for the shares are recorded at fair value and for the six months ended June 30, 2025, $362,093 was expensed in the condensed consolidated statements of income with the corresponding compensation liability included in accrued expenses and other current liabilities on the condensed consolidated balance sheets.

 6. ASSET ACQUISITION

On January 27, 2024, the BGBPL and Future Gold Resource BPL (“FGRBPL”) entered into the Purchase Agreement for BGBPL to acquire certain mining assets, primarily mining leases, of the Bogoso Prestea Mine, subject to certain closing conditions including approval by the Ministry of Lands and Natural Resources of the Republic of Ghana. The Purchase Agreement provided for the transfer of mining assets from FGRBPL (the previous leaseholder) to BGBPL, including four mining leases (Bogoso I, Bogoso II, Prestea Surface and Prestea Underground), a government indemnity in favor of the previous leaseholder in respect of certain environmental damage and liabilities, fixed assets including immovable structures, buildings and facilities. Consideration for the transfer of the mining assets is the assumption of the previous leaseholder’s royalty agreement obligation with Golden Star Resources and stream agreement with Royal Gold.

The Purchase Agreement became effective as of May 1, 2024. The closing conditions have been met, with a number of subsequent closing deliverables still to be concluded (including the Royal Gold Agreement novation, the Golden Star Resources Agreement novation, and the Corporate Social Responsibility Agreement novation). The registration of the legal transfer was completed on May 15, 2024. In accordance with the laws of Ghana, BGBPL will ultimately be 90% owned by BGL and 10% owned by the Government of the Republic of Ghana. As of the date of these financials, the shares have not been transferred to the Government of the Republic of Ghana.

BGL evaluated this acquisition under ASC 805, Business Combinations. ASC 805 requires that an acquirer determine whether it has acquired a business. If the criteria of ASC 805 are met, a transaction would be accounted for as a business combination and the purchase price is allocated to the respective net assets and liabilities assumed based on their fair values and a determination is made whether any goodwill results from the transaction. This mine has been shut in with limited activities necessary to maintain the surface as required by regulation. In evaluating the criteria outlined by this standard, BGL concluded that the acquired set of assets did not meet the US GAAP definition of a business. BGL did not acquire an assembled workforce nor a substantive process. BGL has contracted through a transition services agreement (the “TSA”), FGRBPL to continue various mine maintenance processes. In order to commence operations, BGL will need to hire additional skilled workers to execute its exploration and development plan. Therefore, BGL accounted for the purchase as an asset acquisition rather than a business combination, and allocated the total consideration transferred on the date of the acquisition to the assets and liabilities acquired on a relative fair value basis.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Also on January 27, 2024, Blue Gold Bogoso Prestea Ltd entered into the Bond SPV Royalty with FGRBPL and Bond SPV.  The Bond SPV Royalty provides for Blue Gold Bogoso Prestea Ltd to pay a royalty in refined gold to Bond SPV (as priority payee) and the previous leaseholder (as secondary payee, once Bond SPV debt service obligations are met) at a rate of the lesser of (i) 2,000 ounces per month, or 30% of gross production per month for the first 36 months following the start of commercial production, and (ii) 3,250 ounces per month, or 30% of gross production per month after 36 months until Bond SPV Royalty payments total the 250,000 ounce cap. This agreement represents a volumetric production payment and in accordance with ASC 932, is accounted for as a retention of the mineral right by the pervious leaseholder and therefore not part of the asset acquisition described above.

The following table summarizes the acquisition date fair value of the assets acquired and the liabilities assumed:(1)

Assets acquired
Property, plant and equipment(2)	$2,600,000
Intangible assets: mineral rights(3)	30,100,000
Total assets acquired	$32,700,000

Liabilities assumed
GSR royalty liability(4)	$2,700,000
GSR contingent consideration liabilities(5)	17,100,000
Asset retirement obligations(6)	12,900,000
Total Liabilities assumed	$32,700,000

(1)	The liabilities assumed and assets acquired include a mandatory 10% non- controlling interest to be held by the Government of Ghana based on Ghanaian laws.

(2)	Property, plant and equipment includes land, building and processing equipment excluding mobile assets. Property, plant and equipment are measured at fair value at the acquisition date. The fair value was determined by the evaluation and combination of the open market approach, comparative method and the present replacement value approach. The fair value was then adjusted based on relative fair value as compared to the other assets acquired.

(3)	Mineral rights are measured at fair value at the acquisition date and determined by the net present value of expected future cashflows. Key assumptions in the income valuation method include long-term gold prices (average gold price of $2,006/oz), level of gold production over the life of mine (3,885.4 koz), tonnes of ore processed (76.7 Mt), operating and capital expenditures and a 17.0% discount rate. The fair value was then adjusted based on relative fair value to match the consideration paid being the liabilities assumed.

(4)	The liability is recorded at fair value at the closing date determined by the net present value of estimated future obligations using the same expected future cash flows associated with mineral rights using an appropriate credit adjusted discount rate of 10%.

(5)	The fair value of the liability was determined using the Black Scholes Merton Model at the closing date. Key assumptions in this model included remaining life (3.6 — 6.0 years); risk free rate (4.3%-4.4%); and cost of debt (17.6% – 18.3%).

(6)	Asset retirement obligation represents the fair value at the closing date associated with the estimate of cost to return the mines to their original condition upon disposal. The estimate was determined using the present value technique based on forecasted remediation costs at end of life of mine (incorporating an appropriate inflation rate), and development and application of an appropriate credit adjusted discount rate, 12.5%.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

7. MINERAL RIGHTS

As of June 30, 2025, BGL has mineral rights in Ghana to mine the Bogoso and Prestea properties acquired under the Purchase Agreement. These mineral rights were acquired through staking and purchase, lease or option agreements and are subject to varying royalty interests, some of which are indexed to the sale price of gold. The mine is currently on care and maintenance; no mining activities are being undertaken and there is currently no production from the mine. As of June 30, 2025, the carrying value of the mineral rights of $30.1 million represents the relative fair value on the acquisition date allocated to the acquired mineral rights pursuant to the Purchase Agreement. Amortization is computed using the unit of production method and there was no amortization for the six months ended June 30, 2025, due to the lack of gold production.

Due to the uncertainty surrounding the outcome of the lease dispute with the Government of Ghana (Note 15), and the possibility that the mining leases may not be returned to BGBPL, there is a material uncertainty that BGL will not be able to undertake its business plan to restart the Bogoso Prestea mine. If BGL is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished which will reduce the mineral rights value reflected in BGL’s balance sheet to zero.

8. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:	June 30, 2025	December 31, 2024
Vehicles	$354,267	$354,267
Building and leasehold land	1,792,352	1,792,352
Plant and machinery	807,648	807,648
Computer and accessories	3,970	1,010
Total Property, plant and equipment	2,958,237	2,955,277
Less: accumulated depreciation	(59,761)	(41,768)
Property, plant and equipment, net	$2,898,476	$2,913,509

During the six months ended June 30, 2025 and 2024, there was depreciation of $17,977 and $0, respectively.

9. ADVANCES PAYABLE

On November 7, 2024, BGL received a $345,000 advance from Attachy. The advance is interest free and without security. The advance is due on demand. At June 30, 2025, Attachy has not demanded repayment of the advance.

On each of October 2, 2024, October 28, 2024, and November 31, 2024, BGHL’s subsidiary, BGBPL, received an aggregate amount of $303,000 in advances from Attachy. The advances are interest free and without security.  The advances are due on demand. At June 30, 2025, Attachy has not demanded repayment of the advances.

10. CONVERTIBLE NOTES PAYABLES

On June 16, 2024, BGHL executed $2,500,000 of convertible secured interest-bearing loan notes, as amended and restated by an amendment and restatement deed, dated June 26, 2024, with a redemption date of December 14, 2024 (the “Notes”), to fund working capital needs. BGHL recorded the Note liability at its fixed monetary amount on the issuance date and interest expense charged over the outstanding period of the Note. On January 10, 2025 the Notes were amended and restated to extend the redemption date from December 14, 2024 to June 14, 2025; increase the fixed interest rate from 15% to 30% of the principal amount of the Notes which are repaid or redeemed but no interest shall accrue on any Notes that are converted; and decreased the conversion rate to $0.40 per share. On June 20, 2025, the noteholders converted their Notes into shares by accepting 6,182,122 shares issued by BC2, with a corresponding intercompany loan being put in place owing by BGHL to BC2 (see Note 16). A total interest expense of $766,585 previously recognized was consequently reversed as a result of the conversion. At June 30, 2025 and December 31, 2024, the balance of the Notes were $0 and $2,472,848, respectively.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended June 30, 2025, BGHL undertook a fundraising in the form of a convertible note ( the “June Notes”), The June Notes have a maturity date of October 31, 2025 and a redemption premium of 20%. The June Notes will be automatically converted into ordinary shares of Blue Gold Limited thirty (30) days after the Listing of Blue Gold Limited. The conversion price will be the lower of (i) the Volume Weighted Average Price (VWAP) over the 30-day period following the Listing less the Applicable Discount and (ii) the closing price on the day prior to the conversion less the Applicable Discount. The Applicable Discount is a 40% discount for investments made prior to the Listing and a 20% discount for investments made following the Listing. BGHL records the Note liability at its fixed monetary amount on the issuance date and interest expense charged over the outstanding period of the Note. At June 30, 2025, the balance of $1,954,960 on the June Notes is recorded in Convertible Note Payable on the condensed consolidated balance sheets. Total interest expense of $458,619 for the six months ended June 30, 2025 is accrued and payable and included in accrued expenses and other liabilities on the condensed consolidated balance sheet.

Prior to the close of the Business Combination, PC4 incurred and owed certain legal fees related to the Business Combination transactions. Upon the close of the Business Combination on June 25, 2025, PC4 entered into a convertible note agreement (the “PC4 Convertible Note”) with the legal firm with respect to the balance owed. The PC4 convertible Note including unpaid interest can be converted into shares of BGL per the conversion price defined in the agreement and expires on December 15, 2025. The PC4 Convertible Note carries an interest rate of 12% per annum and 18% on any overdue unpaid principal. The Note is repayable at a rate of $100,000 plus interest per month starting July 31, 2025. At June 30, 2025, $770,000 was due and payable under the note and total interest expense of $1,266 is included in interest expense on the condensed consolidated Income Statements.

11. ROYALTY AGREEMENT AND CONTINGENT CONSIDERATION

Bond SPV Royalty Agreement

On January 27, 2024, in conjunction with the Purchase Agreement (see Note 6), BGBPL entered into the Bond SPV Royalty with FGRBPL and Bond SPV which closed in May 2024. The Bond SPV Royalty provides for BGBPL to pay a royalty in refined gold to Bond SPV (as priority payee) and the previous leaseholder (as secondary payee, once Bond SPV debt service obligations are met) at a rate of the lesser of (i) 2,000 ounces per month, or 30% of gross production per month for the first 36 months following the start of commercial production, and (ii) 3,250 ounces per month, or 30% of gross production per month after 36 months until Bond SPV Royalty payments total the 250,000 ounce cap. This agreement represents a volumetric production payment and in accordance with ASC 932, is accounted for as a retention of the mineral right by the previous leaseholder and therefore not part of the asset acquisition described above. Gold ounces available to be sold will be reduced by the amounts provided to Bond SPV.

GSR Royalty Agreement

The consideration for the transfer of mining assets under the Purchase Agreement also includes the assumption of FGRBPL’s royalty agreement with Golden Star Resources, a royalty and a contingent payment. On September 30, 2021, FGR entered into Royalty and Contingent Payment Agreement with Golden Star Resources Limited (“GSR Royalty”). The GSR Royalty provides for the payments of two types of royalties to Golden Star Resources Limited. First, a royalty of 1.0% of sale of product of net smelter returns of 100,000 to 300,000 cumulative ounces of gold, and a royalty of 2.0% of sale of product of net smelter returns of over 300,000 cumulative ounces of gold after October 1, 2020. The net smelter return royalty terminates when the aggregate payments exceed $35,000,000. To date there has been no payment triggered or made towards the net smelter return royalty. The second is a contingent payment, defined as the payment of $20,000,000 (if the price of gold is <$1,400/oz), $30,000,000 (if the price of gold is $1,400–$1,700/oz), or $40,000,000 (if the price of gold is >$1,700/oz) upon the start of sulphide mining (refractory), such payment to be made in stages during the construction and operation of the sulphide project. To date, there has been no payment triggered or made towards the sulphide mining contingent payment.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On the closing date, the GSR Royalty liability under this agreement was measured at fair value using an income approach. The contingent payment also resulted in a liability that was measured using the Black Scholes Merton model (See Note 14).

12. ASSET RETIREMENT OBLIGATIONS

BGL accounts for its asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. Remediation, reclamation and mine closure costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. BGL uses assumptions about future costs, capital costs and reclamation costs. Such assumptions are based on BGL’s current mining plan and the best available information for making such estimates. At the closing date of acquiring the mine, the asset retirement obligation was measured at fair value. The estimate was determined using the present value technique based on forecasted remediation costs at end of life of mine (incorporating an appropriate forward rate), and development and application of appropriate discount rate.

BGL accounts for its asset retirement obligations in accordance with ASC 410, Asset Retirement and Environmental Obligations. This requires that legal obligations associated with the retirement of long-lived assets be recognized at fair value when incurred and capitalized as part of the related long-lived asset. Over time, the liability is accreted to its future value each period, and the capitalized asset is depreciated over the useful life of the long-lived asset.

In the absence of quoted market prices, BGL estimates the fair value of our asset retirement obligations at inception using present value techniques, in which estimates of future cash flows associated with retirement activities are discounted using a credit-adjusted risk-free rate. BGL’s estimated liability could change significantly if actual costs vary from assumptions or if governmental regulations change significantly.

BGL’s cash flow estimate for the asset retirement obligation is based upon the assumption of a 18.3-year expected life of the mine and discounted using a credit-adjusted risk-free discount rate of 12.5%.

BGL’s asset retirement obligation was established in May 2024, subsequent to the Purchase Agreement, and initially recorded at fair value. BGL’s accretion expense totaled $1,908,000 from the closing date through June 30, 2025 with total accretion of $871,000 for the six months ended June 30, 2025. The asset retirement obligation totaled $14,808,000 and $13,937,000 at June 30, 2025 and December 31, 2024, respectively.

Changes to the asset retirement obligations are as follows:

	June 30,	December 31,
	2025	2024
Asset Retirement obligations, beginning of year	$13,937,000	$-
Liability assumed	-	12,900,000
Accretion expense	871,000	1,037,000
Asset Retirement obligations, end of year	$14,808,000	$13,937,000

13. WARRANT LIABILITIES

At the close of the Business Combination (See Note 1), the 11,500,000 Public Warrants issued at the time of PC4s initial public offering remained outstanding and became warrants for the Company.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Warrants are accounted for in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the warrants are classified as a liability at its fair value, with the change in the fair value recognized in the Company’s consolidated statements of operations. The Public Warrants are recorded at fair value based on the period-end publicly stated close price, which is a Level 1 input

Each warrant entitles the registered holder to purchase one ordinary share at an exercise price of $11.50 per share. The Public Warrants became exercisable 30 days after the completion of a Business Combination. No warrants will be exercisable for cash unless the Company has an effective and current registration statement covering the ordinary shares issuable upon exercise of the warrants and a current prospectus relating to such shares of ordinary shares. Notwithstanding the foregoing, if a registration statement covering the shares of ordinary shares issuable upon exercise of the Public Warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis. A registration statement covering the ordinary shares issuable upon exercise of the warrants was declared effective by the SEC on September 18, 2025. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation.

Redemption of warrants when the price per Class A Ordinary Shares equals or exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except as described herein with respect to the Private Placement Warrants):

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	upon a minimum of 30 days’ prior written notice of redemption, and

●	if, and only if, the last reported sale price (the “closing price”) of the Company’s Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

Redemption of warrants when the price per Class A Ordinary Shares equals or exceeds $10.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

●	in whole and not in part;

●	at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table set forth under “Description of Securities - Warrants - Public Shareholders’ Warrants” based on the redemption date and the “fair market value” of the Company Class A ordinary shares except as otherwise described in “Description of Securities - Warrants - Public Shareholders’ Warrants”; in the Public Offering prospectus; and

●	if, and only if, the closing price of the Company’s Class A Ordinary Shares equals or exceeds $10.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant as described under the heading “Description of Securities - Warrants - Public Shareholders’ Warrants - Anti-dilution Adjustments” in the Public Offering prospectus) for any 20 trading days within the 30-trading day period ending three trading days before the Company send the notice of redemption to the warrant holders.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The “fair market value” of the Company’s Class A Ordinary Shares for the above purpose shall mean the volume weighted average price of the Company’s Class A Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants. The Company will provide the warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends. In no event will the warrant be exercisable in connection with this redemption feature for more than 0.361 Class A ordinary shares per warrant (subject to adjustment). Any redemption of the warrants for Class A Ordinary Shares will apply to both the Public Warrants and the Private Placement Warrants.

No fractional Class A Ordinary Shares will be issued upon redemption. If, upon redemption, a holder would be entitled to receive a fractional interest in a share, the Company will round down to the nearest whole number of Class A Ordinary Shares to be issued to the holder.

If the Company calls the Public Warrants for redemption, Company management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement.

The exercise price and number of Ordinary Shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of ordinary shares at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if the Company issues additional Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of ordinary shares (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the initial shareholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of ordinary shares or equity-linked securities.

14. FAIR VALUE MEASUREMENT

Financial Assets Measured at Fair Value on a Nonrecurring Basis

The significant Level 3 assumptions used in the calculation of estimated discounted cash flow model vary depending on its application and may include projections of estimated quantities of gold resources and reserves, expectations for timing and amount of future development, operating and asset retirement costs, projections of future rates of production, expected recovery rates and risk adjusted discount rates. See Note 6 for additional information regarding the mine acquisitions.

Royalty Liabilities

The estimated fair value of the royalty liabilities was determined using the income approach. Key inputs in the income valuation method include long-term gold prices (average gold price of $2,006/oz), level of gold production over the life of mine (3,885.4 koz), tonnes of ore processed (76.7 Mt) and the discount rate (10.0%).

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Contingent Liability

The estimated fair value of the contingent consideration was determined using the Black-Scholes option-pricing model and were based on the following assumptions:

May 15, 2024 (acquisition date)
Dividend yield	0.0%
Volatility	13.8%
Risk Free Rate	4.3 – 4.4%
Expected life	3.6 – 6 years
Cost of debt	17.6% – 18.3. %

Asset Retirement Obligation

BGL estimates the fair value of asset retirement obligations based on the projected discounted future cash outflows required to settle abandonment and restoration liabilities. Such an estimate requires assumptions and judgments regarding the existence of liabilities, the amount and timing of cash outflows required to settle the liability, what constitutes adequate restoration, inflation factors, credit adjusted discount rates, and consideration of changes in legal, regulatory, environmental and political environments. Asset retirement obligation fair value measurements in the current period were Level 3 fair value measurements. The estimated fair value of the asset retirement obligation was determined using an income approach. Key assumptions included the remaining term – 18.3 years; discount rate – 12.5%; inflation rate – 4.7%; market risk premium 5.50%. As further described in Note 11, BGL recognized the fair value of a liability for an asset retirement obligation at the close date of the Purchase Agreement. Future changes to underlying assumptions may result in revisions of the asset retirement obligation resulting in an adjustment to the asset retirement asset that is amortized prospectively using the unit of production method. The accretion expense from the closing date through June 30, 2025 and for the six months ended June 30, 2024 was $1,908,000 and $871,000, respectively.

15. RELATED PARTY TRANSACTIONS

Related party balances with BIHL and consolidated subsidiaries

The Company has various related party transactions with FGRBPL, its parent, BIHL and BIHL’s condensed consolidated subsidiaries. These transactions primarily relate to mine maintenance services provided by FGRBPL to BGBPL in connection with the TSA. In order to fund these transactions, at times, money is advanced to a BIHL condensed consolidated entity, thereby creating a due from/due to balance. BIHL through its subsidiaries carry out the business activities of the mine and the amounts advanced are used to fund these activities. The break-out of this net balance due as of June 30, 2025 and December 31, 2024 by BIHL condensed consolidated entity is as follows:

	As of June 30,	As of December 31,
Legal entity name	2025	2024
	(due to)/due from	(due to)/due from
FGR-BPL	$(4,386,253)	$(3,887,334)
Future Global Resources Limited (“FGR”)	2,001,471	1,762,907
Blue International Holdings Limited (“BIHL”)	2,475,281	23,314
	$90,499	$(2,101,113)

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On June 30, 2025, the Company was owed a net amount of $90,499 from BIHL and its condensed consolidated subsidiaries and included in accounts receivable – related parties on the condensed consolidated balance sheets. On December 31, 2024, the Company owed a net amount of $2,101,113 to BIHL and its condensed consolidated subsidiaries and included in accounts payable – related parties on the condensed consolidated balance sheets. The balance is due on demand. Interest is calculated on a monthly basis based on SOFR plus 1% on funds advanced as well as funds received. For the six months ended June 30, 2025, a net amount of related party interest expense of $17,126 was recorded in the statement of operations and remains accrued at June 30, 2025 and is included in accounts payable related party in the condensed consolidated Balance Sheet. For the six months ended June 30, 2025, the Company accrued expenses of $477,907 in connection with the TSA which has been included in plant maintenance costs in the condensed consolidated statement of operations.

Other Related party balances

Prior to the close of the Business Combination, the sponsor of PC4 and another affiliated company advanced the company funds to pay certain working capital costs. On June 25, 2025, BGL assumed $315,904 of these balances which is included in accounts payable- related party on the condensed consolidated balance sheets.

On June 25, 2025, BGHL owed BCMP $81,813 being the remaining balance outstanding from the consideration payable pursuant to the March 2025 Preferred Stock Purchase Agreement, which is included in accounts payable- related party on the condensed consolidated balance sheets.

16. STOCKHOLDERS’ DEFICIT

Preference shares — BGL is authorized to issue 100,000,000 preference shares with a par value of $0.0001 per share. At June 30, 2025 and December 31, 2024, there were no preference shares issued and outstanding, respectively.

Class A ordinary shares — BGL is authorized to issue 400,000,000 Class A ordinary shares with a par value of $0.0001 per share. At June 30, 2025 and December 31, 2024, there were 32,818,077 and 9,776,421 shares of ordinary shares issued and outstanding, respectively.

Perception Capital Corp. IV Warrants

At the close of the Business Combination (See Note 4), the 11,500,000 Public Warrants issued at the time of PC4s initial public offering remained outstanding and became warrants for the Company.

The Warrants are accounted for in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the warrants are classified as a liability at its fair value, with the change in the fair value recognized in the Company’s consolidated statements of operations (See Note 14).

17. COMMITMENTS AND CONTINGENCIES

Notice of Termination of Mining Leases

On September 20, 2024, FGR-BPL, the previous leaseholder of the Bogoso Prestea Mine, received a notice of termination of mining leases (the “Commission Notice”) from the Minerals Commission of Ghana (the “Mineral Commission”) alleging violations of the related leases. After the Commission Notice, the Mineral Commission formed an Interim Management Committee (“IMC”), and the IMC assumed managerial control of the mine site. BGL and the Previous Leaseholder, pursuant to the Minerals and Mining Act 2006 (Act 703) (the “Mining Act”), actively dispute the contents and legality of the Commission Notice and the appointment of an IMC. On October 14, 2024, BGL delivered notice to the Republic of Ghana requesting settlement of BGL’s dispute pursuant to the Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Government of the Republic of Ghana for the Promotion and Protection of Investments, signed in Accra on March 22, 1989 and entered into force on October 25, 1991 (“UK-Ghana BIT”).

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On April 2, 2025, BGHL served a notice of arbitration on the Republic of Ghana to commence international arbitration proceedings against the Republic of Ghana pursuant to Article 10 of the UK-Ghana BIT. On June 6, 2025, the Republic of Ghana submitted its response to the notice of arbitration in which it contests jurisdiction and disputes the validity and merits of BGL’s claims and has agreed to have a three-person tribunal hear the dispute and for it to be administered by an arbitral institution (the Permanent Court of Arbitration in The Hague). Pending the resolution of the dispute, BGHL has been advised by Kimathi & Partners, Corporate Attorneys (“Kimathi & Partners”), its legal counsel in Ghana, that pursuant to Section 27(5) of the Mining Act, the mineral right, its term and area held in the Bogoso Prestea Mine at the time of the Commission Notice, shall continue without diminution until thirty days after the resolution of the dispute.

In the event the arbitration outcome or any of these actions is favourable to the existing mining leases, successful mine development, infrastructure construction, and mineral production is dependent on obtaining all necessary consents, approvals, licenses, and funding for a successful design, construction, and operation of efficient mining, processing, and transportation facilities. No assurance can be given that we will be able to resolve this matter or obtain all necessary consents, approvals licenses, and funding in a timely manner, or at all. If the outcome of the arbitration is unfavourable, it will adversely affect the value of BGL’s business. Delays or difficulties in obtaining a favourable arbitration outcome or in obtaining relevant approvals may interfere with future mining operations or plans of BGL, which will materially impact our business and financial position in the future.

Due to the uncertainty surrounding the outcome of the lease dispute with the Government of Ghana, and the possibility that the mining leases may not be returned to BGBPL, there is a material uncertainty that BGL will be able to undertake its business plan to restart the Bogoso Prestea mine. If the Company is not successful with its arbitration proceedings with the Republic of Ghana, the leases may be relinquished which will reduce the mineral rights value reflected in BGL’s balance sheet to zero.

  Royal Gold Stream Agreement

Another obligation for the transfer of mining assets under the Purchase Agreement is the assumption by BGBPL of the previous leaseholder’s stream agreement with RGLD Gold AG (“Royal Gold”). Royal Gold has the right to purchase 5.5% of payable gold produced from the Bogoso Prestea Mine. The cash purchase price for gold is 30% of the spot price of gold per ounce delivered.

Gold Advance Payment Purchase Agreements

In August 2024, BGL signed a Gold Advance Payment Purchase Agreement (“GAPPA”) with Gerald Metals SARL (“Gerald”), whereby, subject to satisfying several conditions precedent, Gerald will make advance payments of up to an aggregate of $25,000,000 to fund restart costs. All advance payment amounts, plus interest accruing and compounding daily at 7% plus three-month SOFR per annum, are required to be prepaid 24 months after the date of the first advance payment disbursement. Until such time as all such amounts are paid in full, Gerald is granted a first ranking perfected security interest over all of BG-BPL’s assets, including real property, machinery, and equipment, its mining license, each with regard to the Bogoso Prestea mine, and certain other assets. In consideration of the advance payment, BGBPL will sell 100% of the total material produced at the Bogoso and Prestea site to Gerald for a period of 60 months after the offtake commencement date at a discount as defined in the agreement. The total amount of material sold will be no less than 760,000 oz of gold, delivered pursuant to a prescribed delivery schedule, and such 60 month period can be extended until such amount is delivered. Pursuant to the GAPPA, Gerald was also granted a right of first refusal to participate in the development funding of certain future projects. In addition, the GAPPA includes an undertaking that Blue Gold Limited will become a party to the GAPPA. The GAPPA gives Gerald the option to convert the advance payment, or part thereof, into shares and warrants of Blue Gold Limited. Under Tranche A, $15.0 million of advance payment can be converted to Blue Gold Limited shares up to 10 business days after Listing. The conversion price into BGL shares will be calculated on the basis of a conversion into BGL shares at $0.43 cents and then applying the BCA conversion into BGL shares achieved by BGL at the time of the Listing. Each share is paired with a warrant as part of Tranche A, giving the right to purchase shares at the listing price (cash exercise) for a period of 24 months following the date of issue of the warrants. Under Tranche B, $10.0 million of advance payment can be converted to Blue Gold Limited shares for a period of 24 months after the first disbursement of the advance payment. Under Tranche B, Gerald can elect to convert on the earlier of (i) the Listing; or (ii) during the first calendar month of commercial production. If the conversion under Tranche B takes place prior to Listing, the conversion price shall be 100 cents per share in BGL, if the conversion is after Listing, the conversion price shall be the initial listing price. Each share is paired with a warrant as part of Tranche B giving the right to purchase shares at the listing price (cash exercise) for a period of (i) 24 months following the date of issue of the warrants if they elect to exercise Tranche B prior to the Listing, or on the IPO date, or within 12 months following the date of last disbursement of the Advance Payment, or (ii) 12 months if Gerald elects to convert after the 12th Month following the date of last disbursement of the Advance Payment. Furthermore, the GAPPA gives Gerald the right, for the duration of the agreement, to two board seats on BGL and BGBPL.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mining Equipment Supply Framework Agreement

In September 2024, BG-BPL signed a Mining Equipment Supply Framework Agreement with Attachy, whereby Attachy will procure certain goods and equipment necessary for the restart of the Bogoso Prestea mine, up to a total value of $8.0 million. BG-BPL must repay to Attachy the equipment purchase price plus a mark-up of 30% of such price. Repayment of the purchase price and mark-up amount will commence three months after an equipment purchase and will be repaid over seven equal monthly instalments.

 18. SUBSEQUENT EVENTS

Subsequent events have been evaluated through October 16, 2025, which represents the date the condensed consolidated financial statements were available to be issued and those that are material to the condensed consolidated financial statements are included below.

Convertible Note Purchase Agreement

In July 2025, the Company entered into several additional convertible note purchase agreements raising an aggregate amount of approximately $0.4 million (the “July Notes”). Both the June Notes (as described in Note 11) and July Notes were scheduled to mature on October 31, 2025 but, pursuant to their respective terms, automatically converted into the Company’s ordinary shares 30 days following the listing of such shares on Nasdaq. The July Notes had a conversion price of the lower of (i) $30, (ii) the volume weighted average price (VWAP) over the 30-day period following listing of the Company on the Nasdaq less the Applicable Discount and (iii) the closing price on the day prior to the conversion less the Applicable Discount. “Applicable Discount” means, (i) in the case of the June notes, a forty percent (40%) discount or (ii) in the case of the July notes, a twenty percent (20%) discount. The conversion price for the June Notes and July Notes was $17.69 (less the Applicable Discount), and 237,104 ordinary shares were issued upon the conversion of the June and July Notes.

Shareholder Actions

On July 28, 2025, RCF VII Sponsors LLC, the former sponsor of Perception Capital Corp. IV, and S&R Capital Ltd. (together, “Plaintiffs”) filed an originating summons against the Company in the Grand Court of the Cayman Islands (the “Court”). Plaintiffs seek a declaration that the ordinary shares received in exchange for Perception shares are unrestricted shares, as such term is defined in the Company’s Memorandum and Articles of Association (the “Pending Action”). The Company believes this claim has no merit and intends to vigorously defend against it. This claim poses a reasonable possibility of loss to the Company, but the Company is unable to reasonably estimate an amount or range of reasonably possible loss at this time.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

On August 29, 2025, the Company filed a Form 6-K to provide its notice and proxy statement related to the extraordinary general meeting of shareholders (the “EGM”) that was scheduled to be held on September 8, 2025. Subsequently, the Plaintiffs filed an application for an interim injunction with the Court (the “Injunction Proceeding”) to prevent the Company from holding such EGM. The Injunction Proceeding was brought before the Court ex parte by the Plaintiffs. On September 5, 2025, the Court issued an interim injunction in favor of the Plaintiffs. On September 10, 2025, the Company filed a Form 6-K disclosing that the directors of the Company have determined to postpone the EGM indefinitely. Following a direction hearing on September 22 and 23, 2025, the Court ordered the conversion of the originating summons proceedings to a writ action and gave directions for the exchange of full pleadings and further evidence, leading to a trial of preliminary issues which is currently scheduled for November 20 and 21, 2025. In addition, at that trial of the preliminary issues, the Court shall determine whether to continue, discharge or vary the injunction.

Securities Purchase Agreement and Registration Rights

On August 29, 2025, the Company entered into a Securities Purchase Agreement (the “August Note SPA”) authorizing a new series of senior convertible notes, in the aggregate principal amount of up to $5,434,783 (the “Senior Convertible Notes”) and warrants to purchase up to an aggregate of 215,299 ordinary shares (the “Warrants”). On September 3, 2025, the Company sold a Senior Convertible Note in the principal amount of $3,804,348 and 150,709 Warrants (at an original issue discount of 8%, for an aggregate purchase price of $3,500,000. The Senior Convertible Notes bear interest at the rate of 7% per annum, except upon an event of default, in which such interest rate will be 12%. Following the registration of the ordinary shares underlying the Senior Convertible Note and Warrants, the Company has agreed to sell, and the buyer has agreed to buy an additional Senior Convertible Note in the principal amount of $1,630,435 at an 8% discount, for an aggregate purchase price of $1,500,000, and 64,590 additional Warrants.

At any time after issuance, the Senior Convertible Notes are convertible into ordinary shares, subject to customary terms and conditions. The Senior Convertible Notes convert into ordinary shares at a conversion price of $13.51 per share, subject to certain adjustments, and the Warrants are exercisable at $16.88 per share until September 3, 2030. Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the buyer providing for the registration of the ordinary shares issuable upon conversion of the Senior Convertible Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 calendar days after the date of the Registration Rights Agreement to register the resale of the Note Shares and the Warrant Shares and cause such registration statement to be effective within 60 calendar days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 trading days after such notification. If at any time not all the Note Shares or Warrant Shares are registered pursuant to the Securities Purchase Agreement, the Company will be required to file another registration statement to register the resale of any such Note Shares and Warrant Shares.

In addition, pursuant to the August Note SPA, the buyer may be eligible to receive up to an aggregate of 1,000,000 Pre-Delivery Shares (as defined in the August Note SPA) at any time upon notice to the Company. If the Company is required to deliver ordinary shares to the buyer, whether upon conversion of the senior convertible notes or otherwise, any Pre-Delivery Shares held by the buyer (or its designee) at such time shall apply, on a share for share basis, as available, against each ordinary share required to then be delivered. In the event that the buyer (or its designees) holds any Pre-Delivery Shares as of the date that all senior convertible notes issued pursuant to the August Note SPA are no longer outstanding (whether following the conversion or redemption, as applicable, of such senior convertible notes), the buyer is obligated to promptly return any such Pre-Delivery Shares to the Company for cancellation.

Ordinary Share Purchase Agreement and Registration Rights Agreement

On August 29, 2025, the Company entered into an Ordinary Share Purchase Agreement (the “August SPA”), pursuant to which the Company may sell up to $75,000,000 of newly issued ordinary shares (the “VWAP Purchase Shares”) to an investor at the Company’s option, subject to certain conditions, at a price per share equal to (i) 0.97 multiplied by the lowest daily volume-weighted average price (VWAP) of the ordinary shares during the applicable VWAP Purchase Valuation Period (as defined in the August SPA), provided that the parties to the August SPA may mutually agree to a different price if a Form F-3 is being used to register the VWAP Purchase Shares. In consideration for entering into the August SPA, on September 3, 2025, the Company issued to the investor 69,419 ordinary shares (the “Commitment Shares”). Also on August 29, 2025, the Company entered into a Registration Rights Agreement with the investor requiring the Company to register for resale the VWAP Purchase Shares and the Commitment Shares. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the SEC within 30 days after the date of the Registration Rights Agreement to register the resale of the VWAP Purchase Shares and the Commitment Shares and cause such registration statement to be effective within 60 days after the date of the Registration Rights Agreement, if the registration statement is subject to review by the SEC, and if the Company has been notified by the SEC that the registration statement will not be reviewed by the SEC, within 15 days after such notification.

BLUE GOLD LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mampon Gold and Copper Mining Lease

On September 17, 2025, the Company entered into a definitive Agreement for the Purchase of the Mampon Gold and Copper Mining Lease (“Mampon”) in Ghana (the “Purchase Agreement”) with FGR Bogoso Prestea Limited (“FGRBPL”) to acquire up to a 90% interest in the company that will own Mampon (“License-Holding Company”) located in Ghana’s Ashanti Gold Belt. The closing conditions include requirements to comply with Ghana regulation, including the transfer of a 10% ownership interest in the License-Holding Company to the Government of Ghana. FGRBPL will receive two payment tranches.

First Tranche: Subject to closing conditions, including the approval of the licensing assignment by all relevant parties, including the government of Ghana, being met, the Company will pay $15 million to FGRBPL for a 50% stake in a Special Purpose Vehicle to be established which will own the License-Holding Company (“SPV). The consideration will be paid by issuing 750,000 ordinary shares, par value $0.0001, of the Company (the “Ordinary Shares”), to FGRBPL. Following the expiry of ninety (90) consecutive trading days immediately after the First Tranche Completion, the number of First Tranche Consideration Shares shall be adjusted as follows:

●	if the VWAP Price over that period is less than $20.00 but not less than $10.00, the Company will issue additional Ordinary Shares to the FGRBPL as is necessary to ensure that the aggregate value of the First Tranche Consideration Shares (calculated by reference to the VWAP Price) equals $15 million;

●	if the VWAP Price is equal to or greater than $20.00, no additional Ordinary Shares shall be issued and the First Tranche Consideration Shares shall be the 750,000 Ordinary Shares; and

●	if the VWAP Price is less than $10.00, the maximum number of First Tranche Consideration Shares to be issued shall be 1,500,000 Ordinary Shares.

Second Tranche: Structured as an option exercisable by the Company between 12 and 18 months following the date of the Purchase Agreement, whereby independently verified resource upgrades in accordance with the standards of Regulation S-K 1300 of the Securities Act of 1933, as amended, above the base resource will be paid for by the Company by issuing shares in accordance with the following value:

●	Up to $55 per ounce of gold (capped at 6 million ounces);

●	Up to $50 per ton of copper (capped at 4 million tons); and

if the option is exercised, FGR BPL will transfer the remaining 50% stake in the SPV to the Company.